SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES ACT OF 1934

          For the transition period from ___________ to __________

Commission File No. 0-692

NORTHWESTERN CORPORATION
VARIABLE INVESTMENT PLAN
(Full title of plan)

(Issuer of Securities Held Pursuant to the Plan)

125 South Dakota Avenue
Sioux Falls, South Dakota 57104
(Address of principal office)

NorthWestern Corporation Variable Investment Plan

Index to financial statements and schedule

Report of independent public accountants

Statements of net assets available for benefits

Statements of changes in net assets available for benefits

Notes to financial statements

Schedule H, line 4i—Schedule of assets (held at end of year)

Signatures

Exhibit 23 - Consent of Independent Public Accountants

Report of independent public accountants

To the Plan Administrator of
NorthWestern Corporation Variable Investment Plan:

We have audited the accompanying statements of net assets available for benefits of NorthWestern Corporation Variable Investment Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the NorthWestern Corporation Variable Investment Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Minneapolis, Minnesota,
May 11, 2001

NORTHWESTERN CORPORATION VARIABLE INVESTMENT PLAN

Statements of net assets available for benefits

As of December 31

	2000	1999
CASH AND CASH EQUIVALENTS	$58,824	$183,974

PENDING TRANSACTIONS, securities receivable	500	-

ACCRUED INTEREST	445	1,462

INVESTMENTS:
At fair value-
Mutual funds	26,494,243	29,134,010
NorthWestern Corporation common stock	2,369,642	3,578,762
Loans to participants	893,081	1,153,002
At contract value-
Guaranteed annuity contract	-	2,567,493

Total investments	29,756,966	36,433,267

NET ASSETS AVAILABLE FOR BENEFITS	$29,816,735	$36,618,703

The accompanying notes are an integral part of these statements.

NORTHWESTERN CORPORATION VARIABLE INVESTMENT PLAN

Statements of changes in net assets available for benefits

For the years ended December 31

	2000	1999
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	$36,618,703	$31,615,177

INVESTMENT INCOME (LOSS):
Interest and dividends	542,167	679,173
Net realized gain on investments	3,429,665	1,300,762
Net unrealized appreciation (depreciation) in fair value of investments	(4,410,307)	1,800,142

Total investment income (loss)	(438,475)	3,780,077

CONTRIBUTIONS:
Employee	1,915,873	1,881,873
Employer	709,447	603,814
Rollover	49,359	169,022

Total contributions	2,674,679	2,654,709

Total additions	2,236,204	6,434,786

BENEFIT DISTRIBUTIONS TO PARTICIPANTS	(9,038,172)	(1,431,260)

Net increase (decrease)	(6,801,968)	5,003,526

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$29,816,735	$36,618,703

The accompanying notes are an integral part of these statements.

NORTHWESTERN CORPORATION VARIABLE INVESTMENT PLAN

Notes to financial statements

December 31, 2000 and 1999

1  Plan description

NorthWestern Corporation Variable Investment Plan (the Plan) is a voluntary defined contribution plan under Section 401(k) of the Internal Revenue Code (the Code) and is subject to the provisions of the Employee Retirement Income Security Act of 1974. The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan document for more complete information.

General

NorthWestern Corporation (the Company) is the sponsor and administrator of the Plan. The Company has appointed Wells Fargo Bank Minnesota, N.A., formerly Norwest Bank Minnesota, N.A., as asset custodian and trustee. All plan expenses were paid by the Company and totaled approximately $44,800 and $30,300 for the years ended December 31, 2000 and 1999.

Eligibility

Any employee who has attained age 21 is eligible for participation in the Plan, either on the first day of the first month of employment, if the employee begins employment on that day, or if the employee begins work after the first day of the month, on the first day of the subsequent month.

Contributions

Participating employees may contribute from 1 percent to 15 percent of their compensation to the Plan, subject to certain limitations as defined in the plan agreement. The Company contributes an amount equal to the participant’s contribution up to 1 percent of the participant’s defined compensation, plus 50 percent of the participant’s contribution to the Plan between 1 percent and 6 percent of compensation (prior to January 1, 2000, the Company’s matching contribution was equal to 50 percent of the participant’s contribution, up to a maximum of 6 percent). Upon commencement of employment, employees are automatically enrolled in the Plan until further notification by the employee.

Vesting

Participants are fully vested in their contributions and employer contributions at all times.

Participant loans

Participants may apply for loans from the Plan in amounts up to 50 percent of their account balances, subject to certain limitations. Loans must be paid back over 5 years, or 10 years for the acquisition of a primary residence. Interest rates on loans ranged from 8.0 percent to 11.5 percent for the years ended December 31, 2000 and 1999.

Distributions to participants

The full value of a participant’s account is distributable upon the participant’s separation from service, disability, death and retirement. Participants may also receive distributions at attainment of age 59½ or immediate financial hardship, as defined in the plan agreement. Distributions may be received in a lump sum or in installments. Early withdrawals are currently subject to an additional tax by the Internal Revenue Service.

2  Summary of significant accounting policies

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

Investment options

Participants may direct their contributions and account balances into any of the following seven options:

Fund	Description

Wells Fargo Stable Return Fund	This fund seeks to provide principal protection while exceeding returns of shorter maturity instruments over time with a more stable yield profile.

Wells Fargo Income Equity Fund	This fund seeks to provide long-term capital growth and current income by investing in stock of large-sized companies.

Dodge & Cox Balanced Fund	This fund seeks to provide income, conservation of principal and long-term growth of capital and income by investing in stocks and bonds.

Wells Fargo Small Capital Opportunities Fund	This fund seeks to provide long-term growth of capital by investing in stock of small-sized growth companies at a reasonable price.

MFS Emerging Growth Fund	This fund seeks to provide long-term growth of capital by investing in stock of small- and medium-sized growth companies.

Templeton Foreign Fund	This fund seeks to provide long-term capital growth by investing in stock of companies outside the United States that are typically large in size and undervalued.

NorthWestern Corporation common stock	This investment option seeks to provide long-term capital growth and income through investments in the Company’s common stock.

John Hancock Guaranteed Annuity Contract	This contract is no longer an investment option for participants and the balance in this account was fully distributed in 2000.

Investment valuation

Investments are recorded at fair value, except for the John Hancock Guaranteed Annuity Contract which is stated at contract value. Fair value is determined by quoted market prices of the underlying securities in each of the investment accounts.

Realized gains or losses on sales of investments are computed based on the difference between the sales proceeds of investments sold and their market value as of the beginning of the year, or cost if purchased during the year. Unrealized appreciation or depreciation is computed based on changes in the fair value of investments between years.

Reclassifications

Certain 1999 amounts have been reclassified to conform to the 2000 presentation. These reclassifications had no effect on net assets available for benefits as previously reported.

Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets as of December 31:

	2000	1999
Wells Fargo Stable Return Fund	$5,992,999	$6,991,731
Wells Fargo Income Equity Fund	8,560,453	11,140,312
Dodge & Cox Balanced Fund	2,681,010	2,654,657
Wells Fargo Small Capital Opportunity Fund	2,377,619	-
MFS Emerging Growth Fund	6,246,181	7,064,252
NorthWestern Corporation common stock	2,369,642	3,578,762
John Hancock Guaranteed Annuity Contract	-	2,567,493

During 2000, the Plan’s investments (including realized gains and losses) depreciated in value by $980,642 as follows:

Mutual funds	$(1,106,226)
Common stock	125,584

$(980,642)

3  Party-in-interest transactions

The investments managed by Wells Fargo and the Plan’s ownership of NorthWestern Corporation common stock qualify as exempt party-in-interest transactions.

4  Tax status

The Internal Revenue Service has determined and informed the Company by a letter dated January 5, 1996, that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter; however, the plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

5  Plan termination

The Company reserves the right to amend or terminate the Plan at any time, although the Company has expressed no intention to terminate the Plan. In the event of termination, the assets of the Plan will be distributed in accordance with the plan document.

NORTHWESTERN CORPORATION VARIABLE INVESTMENT PLAN

(Employer identification number: 46-0172280) (Plan number: 003)

Schedule H, line 4i—Schedule of assets (held at end of year)

As of December 31, 2000

Fund description	Historical cost	Current value

Wells Fargo Stable Return Fund*	**	$5,992,999
Wells Fargo Income Equity Fund*	**	8,560,453
Dodge & Cox Balanced Fund	**	2,681,010
Wells Fargo Small Capital Opportunities Fund*	**	2,377,619
MFS Emerging Growth Fund	**	6,246,181
Templeton Foreign Fund	**	635,981
NorthWestern Corporation common stock*	**	2,369,642
Participant loans, interest rates ranging from 8.0 percent to 11.5 percent*		893,081
Total		$29,756,966

*Denotes party in interest.
**Historical cost is omitted for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHWESTERN CORPORATION
VARIABLE INVESTMENT PLAN

Date: June 28, 2001	/s/ David A. Monaghan
Controller and Treasurer